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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of February, 2004

                       Commission File Number 000 - 13979

                            Breakwater Resources Ltd.
                 (Translation of registrant's name into English)

         95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X    Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes .....    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The attached exhibit is a material change report that contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995. When used in this news release the words "anticipate", "believe", "intend ", "estimate", "plans", "projects", "expect", "will", " budget", "could", "may", and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. .

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BREAKWATER RESOURCES LTD.
                                                     (Registrant)


                                              By: (signed) E. Ann Wilkinson
                                                 ----------------------------
                                                     E. Ann Wilkinson
                                                     Corporate Secretary

Date: February 17, 2004

                                INDEX TO EXHIBITS

     The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.


Number
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1.   Material Change Report dated February 16, 2004